02020035

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2002

Acambis plc
(Translation of registrant's name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

P.E. 2-28-02

Enclosure:

Doc Re Resolutions Passed
Blocklisting Interim-Amendment
Research Update

10:59 20 Feb REG-Acambis PLC <ACM.L> Doc Re Resolutions Passed

RNS Number:7458R
Acambis PLC
20 February 2002

Doc Re Resolutions passed at Exraordinary General Meeting held on 21 December 2001

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

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11:51 14 Feb REG-Acambis PLC <ACM.L> Blocklisting Interim-Amendmnt

RNS Number:4624R
Acambis PLC
14 February 2002

Letter dated 12 February 2002

The issuer has made the following amendment to the Blocklisting Interim Review announcement released on the 3rd January 2002 at 14:51 under RNS No 4399P.

It has come to our attention that the blocklisting interim review announcement made by Acambis plc on 3rd January 2002 for the period of return 1 July 2001 t 31 December 2001 was incorrect. Detailed below are the correct numbers for th relevant sections.

All Schemes:
Number of shares in issue at end of period (31 December 2001) should have been 93,081,919 instead of 93,073,317.

Acambis 1995 Savings-Related Share Option Scheme
Number of shares issued under scheme during period: 30,107
Balance under scheme at end of period: 33,519
Total number of shares at end of period: 93,081,919

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07:01 14 Feb REG-Acambis PLC <ACM.L> Research Update

RNS Number:4437R
Acambis PLC
14 February 2002

ChimeriVax-JE vaccine successfully completes second Phase II trial

Cambridge, UK - 14 February 2002 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that it has successfully completed a second Phase II trial of its ChimeriVax-JE vaccine against Japanese encephalitis ("JE").

The aims of the trial were to compare the safety and immunogenicity of a range of dose levels of the vaccine and to ascertain the need, or otherwise, for a second dose to achieve maximum immunity. The randomized, double-blind placebo-controlled out-patient trial was conducted in 99 healthy adults.

The preliminary findings from the trial are as follows:

- ChimeriVax-JE was well-tolerated at all doses tested

- 98% of subjects developed JE-neutralizing antibodies within one mont of vaccination

- The seroconversion rate was similar across all dose levels. The lowe dose was approximately 1,000 times lower than the highest dose used previously

- A single dose of ChimeriVax-JE was as immunogenic as two doses of vaccine

These results reinforce the belief that ChimeriVax-JE has potential as a single-dose vaccine for travellers to JE-endemic areas. The trial also demonstrated that the vaccine is strongly immunogenic, with better than expect results at even the lowest dose levels.

Based on these encouraging results, Acambis will now undertake the necessary process development and scale-up activities to manufacture vaccine for pivotal Phase III trials, which are targeted to begin next year. In parallel, addition Phase II trials are planned this year, including the first evaluation of ChimeriVax-JE in children living in JE-endemic areas.

Dr John Brown, Chief Executive Officer of Acambis, said:

"This positive set of results is particularly significant as ChimeriVax-JE is our lead product developed using our proprietary ChimeriVax technology, which also being applied to vaccines against dengue fever and West Nile encephalitis The fact that even low doses of ChimeriVax-JE were strongly immunogenic is ver encouraging, and the results reinforce our confidence that this is an ideal fc travellers."

-ends-

Enquiries:

Acambis plc

Dr John Brown, Chief Executive Officer Tel: +44 (0) 1223 275 3
Lyndsay Wright, Communications Manager

Gordon Cameron, Chief Financial Officer Tel: +1 (617) 494 13
Dr Thomas P. Monath, VP, Research and Medical Affairs

Financial Dynamics
David Yates/Fiona Noblet Tel: +44 (0) 20 7831 31

Notes to editors:

Acambis

Acambis is a biopharmaceutical company discovering, developing and manufacturi vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

ChimeriVax-JE Phase II trial results

The randomized, double-blind placebo- and yellow fever vaccine-controlled out-patient trial was conducted in the US under an FDA IND. 99 healthy adults randomized to receive two intra-muscular injections (30 days apart) of one of five dose levels of ChimeriVax-JE (5.8, 4.8, 3.8, 2.8 or 1.8 log10 plaque-forming units (PFU)) or a single dose of ChimeriVax-JE (4.8 log10 PFU) preceding or following placebo or a standard dose of yellow fever vaccine.

96 of the 98 subjects (98%) whose serum was available for analysis mounted a JE-neutralizing antibody response within 30 days after vaccination. The seroconversion rates and mean titres of neutralizing antibodies were statistically the same when comparing one injection to two injections (at all dose levels) and when comparing the highest (5.8 log10 PFU) with the lowest (1 log10 PFU) dose levels administered.

Japanese encephalitis

Japanese encephalitis is a mosquito-borne viral disease that occurs throughout Asia and in parts of Australia. Three billion people live in regions where JE endemic and some 14 million people travel to these regions every year from maj developed countries such as the US, Canada and western Europe. The potential market for Acambis' ChimeriVax-JE vaccine is estimated to be around $300m a year.

This, and other news releases relating to Acambis, can be found on the Company website at www.acambis.com

This news release contains forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital, and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 March 2002

ACAMBIS PLC

By: ______________________

Name: Lyndsay Wright
Title: Director of Communications